CONFIDENTIAL TREATMENT REQUESTED

BY IMPINJ, INC.: IMPJ-0001

June 8, 2016

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION SUBMITTED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”. THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION.

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Amanda Ravitz, Assistant Director
Brian Soares, Staff Attorney
Brian Cascio, Accounting Branch Chief
Li Xiao, Staff Accountant

Re:	Impinj, Inc.
Registration Statement on Form S-1
Filed June 2, 2016
File No. 333-211779
Option Pricing Review

Ladies and Gentlemen:

We are submitting this letter on behalf of Impinj, Inc. (the “Company”) in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 (File No. 333-211779) filed on June 2, 2016 (the “Registration Statement”). Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version submitted via EDGAR and for which the Company is requesting confidential treatment. For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter.

The purpose of this letter is to notify the Staff that the price range included on the cover of the Company’s preliminary prospectus is expected to be within a range of $[***] and $[***] per share in order to enable the Staff to complete its review of the Company’s option pricing and fair value determinations and to provide an update regarding offering timing considerations. Prior to printing preliminary prospectuses and commencing the roadshow, the Company and its underwriters will further refine and narrow this price range so the breadth of the price range is consistent with Commission guidance. This preliminary price range was determined based, in large part, on various

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communications that took place during the week of June 6, 2016 among the Board of Directors of the Company (the “Board”), senior management of the Company and representatives of RBC Capital Markets, LLC, the lead-left bookrunner for the offering.

The Company supplementally advises the Staff that the price range noted above is subject to further revision based on market conditions, business developments and other factors. Further, while the Company expects to implement a reverse stock split and reflect such split in the same amendment to the Registration Statement that includes the estimated preliminary price range, all per share numbers in this letter are pre-split, and therefore consistent with the Registration Statement.

Timing Considerations

The Company supplementally advises the Staff that it anticipates printing its preliminary prospectus on or about June 20, 2016 and commencing its roadshow as early as such date, with a target pricing date as early as June 29, 2016.

Stock Option Issuances by the Company since July 1, 2015

To facilitate the Staff’s review, the table below contains a complete list of all grants of options to purchase the Company’s common stock made from July 1, 2015 through the date of this letter (the “Review Period”).

Grant Date	Common Shares Underlying Options Granted	Exercise Price Per Share	Fair Value Per Common Share for Financial Reporting Purposes at Grant Date	Intrinsic Value Per Underlying Common Share
July 22, 2015	1,670,500	$0.69	$0.69	—
October 30, 2015	1,174,500	$0.69	$0.69	—
December 15, 2015	133,000	$0.69	$0.69	—
January 27, 2016	534,500	$0.69	$0.69	—
April 13, 2016	454,500	$0.72	$0.72	—
May 17, 2016	200,000	$0.72	$0.72	—

Overview of Option Pricing and Fair Value Determinations

The section captioned “Stock-based Compensation” on pages 74 and 75 of the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of the Registration Statement includes a detailed explanation of the Company’s approach to accounting for stock-based compensation and factors considered by the Company in determining fair value.

As previously disclosed in the Registration Statement, each time the Company’s Board has granted options, the Board has granted those options with an exercise price intended to be equal to the fair value of the underlying common stock on the date of the grant. Given the absence of an active trading market for the Company’s common stock, determining the fair value of the Company’s common stock requires the Company’s Board to make complex and subjective judgments. In doing so, the Company’s Board considered a combination of valuation methodologies as described in MD&A.

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As detailed in the Registration Statement, the Company and its Board have consistently sought to comply with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”). The Company obtained frequent contemporaneous independent valuations from an independent valuation firm, to assist the Board in making its determination of fair value and to ensure that all relevant business developments were taken into account in making valuation determinations and that the valuations obtained were truly “contemporaneous,” as that term is defined in the Practice Aid. Throughout the Review Period, the Company’s Board consisted of individuals with significant experience in business, finance, investing and significant experience in valuing companies, including determining the fair values of the common stock of such companies. In each instance, the Company’s Board reached its determination of the estimated fair value of the Company’s common stock after discussion and made its determination in good faith, based on the information available on the date of grant, including the contemporaneous valuations mentioned in the MD&A and as described in additional detail below.

Third Party Independent Valuations

The Board believes it made a thorough evaluation of the relevant factors to determine the fair market value of the Company’s common stock on each option grant date, including considering the most recent valuation of the Company’s common stock in addition to the factors listed above. The valuations were all performed consistent with the guidance and methods outlined in the Practice Aid. A review of the methodology and key assumptions included in the independent third party valuations considered for the purpose of determining the fair market value of the Company’s common stock at the option grant dates noted in the table was as follows:

July 15, 2015 Valuation

In performing the July 2015 valuation of the Company’s common stock, the third party valuation firm considered two possible scenarios: (1) an initial public offering (“IPO”) occurring within 12 months, and (2) an IPO not occurring within 12 months. The Company’s valuation under each scenario was determined using the market approach. The probabilities of the two scenarios were then weighed to determine the fair market value of the Company’s common stock.

To determine the Company’s valuation under the first scenario, the third party valuation firm analyzed nine technology companies that had IPOs in the five years preceding the valuation date that specialize in supply chain technology and semiconductors. For each company, the third party valuation firm calculated the company’s minority market value of invested capital (which is defined as interest-bearing debt plus market value of preferred and common equity) (“MVIC”) to revenue ratio. For each company, three revenue ratios were calculated: one relative to the company’s revenue for the fiscal year prior to the IPO; one relative to the company’s projected revenue for the fiscal year in which the IPO occurred; and one for the company’s project revenue for the fiscal year following the IPO. The average of the three ratios for the comparable companies was 6.5, 4.5 and 3.9, respectively. Applying these ratios to Impinj’s 2014 actual and 2015 and 2016 projected revenue resulted in a post-IPO equity valuation ranging from $321.2 million to $369.0 million. Subtracting from the post-IPO equity valuation the assumed $75 million expected to be raised in the IPO and the shares of common stock expected to be issued in the IPO resulted in a value of $1.39 to $1.65 per common share as of July 15, 2015.

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To determine the Company’s valuation under the second scenario, the third party valuation firm analyzed two possible outcomes: (1) a change of control event occurring and (2) a change of control event not occurring and the shares of common stock remaining as an illiquid minority interest. For each outcome, the third party valuation firm first estimated the MVIC of the Company as a whole, and it then allocated the enterprise value to each element of the capital structure, including the Company’s common stock, using the Black-Scholes-Merton (“BSM”) option pricing model in order to determine the fair market value of a single share of common stock.

To determine the Company’s valuation in the event of a change of control, the third party valuation firm analyzed acquisition transactions involving comparable companies and applied the MVIC-to-revenue ratios implied by such acquisitions to the Company’s revenue projections. The third party valuation firm focused on the MVIC-to-revenue ratio because at the time of the valuation the Company did not project meaningful net income in the next few years. The third party valuation firm researched public filings and other sources to identify acquisitions of companies that manufacture RAIN RFID chips or other wireless system hardware. In total, 12 transactions were identified. This approach suggested that the Company’s MVIC was between $165.8 million and $202.2 million. The average of the indicated values, $184.1 million, was determined to be the MVIC as of July 15, 2015.

To determine the Company’s valuation in the absence of a change of control, the third party valuation firm applied the stock price to revenue ratios of comparable public companies to the Company’s revenue projections. This approach suggested that the Company’s MVIC was between $95.4 million and $133.9 million. The average of the indicated values, approximately $110.5 million, was used. The valuation suggested by this approach was less than that suggested by the previous approach because it assumed the sale of the Company’s shares that represent a minority interest of the Company’s capital stock instead of the sale of control.

The resulting estimates of the Company’s MVIC were then allocated to the various securities that comprise the Company’s capital structure, using the BSM option pricing model. This option pricing model treats the rights of the holders of preferred stock and common stock as equivalent to that of call options on any value of the enterprise above certain break points of value based on the claims of lenders and the liquidation preferences and rights of participation and conversion of the holders of preferred stock. In order to determine the break points, the Company made estimates of the anticipated timing of a potential acquisition (i.e., a liquidity event) and estimates of the volatility of the Company’s equity securities based on available information on volatility of stocks of publicly-traded companies similar to the Company.

The third party valuation firm applied the BSM option pricing model based on a liquidity event that would occur one to five years in the future. It assumed volatilities of the Company’s common stock of 45%, which corresponds to the upper end of the range of the volatilities of common stock of the publicly-traded companies deemed to be similar to the Company. The risk-free interest rate was based on U.S. Treasury securities matching the expected timing of the liquidity event. Based on this information, the total value of each security was determined. A discount was then applied to reflect the lack of marketability of Company common stock based on put option analyses of the publicly-traded companies deemed to be similar to the Company. Such discounts ranged from 11.2% for a liquidity event assumed to occur in one year to 22.7% for a liquidity event assumed to occur in five years.

Finally, the third party valuation firm assigned each scenario a probability. The IPO scenario was given a probability of 40%, and the non-IPO scenario was given a probability of 60%. A range of probabilities were applied to the two outcomes within the non-IPO scenario, beginning with the probability of a change of control and sale of a minority interest of 80% and 20%, respectively, and ending with 50% and 50%, respectively.

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Based on the results of the foregoing analysis, the third party valuation firm concluded that as of July 15, 2015 the fair market value of the Company’s common stock was $0.69 to $0.85 per share.

December 1, 2015 Valuation

The December 2015 third party valuation was conducted using substantially the same methodology as the July 2015 third party valuation except that (1) the weight assigned to the IPO scenario increased from 40% to 50% to reflect the increased likelihood of an IPO, (2) the list of comparable public companies included in the IPO analysis, the list of transactions included in the change of control analysis and the list of comparable public companies included in the illiquid minority interest analysis were each updated to reflect the passage of time, and (3) as a consequence of the foregoing, volatility in the BSM option pricing model increased to 50% and the lack of marketability discount increased to 12.3% for a liquidity event assumed to occur in one year and to 24.3% for a liquidity event assumed to occur in five years. In addition, the Company’s 2015 and 2016 projected revenues decreased slightly and 2017 projected revenues were added. Based on the results of the foregoing analysis, the third party valuation firm concluded that as of December 1, 2015 the fair market value of the Company’s common stock was $0.63 to $0.78 per share.

Other Grant Date Considerations

As noted above, at each option grant date, the Board considered the third party valuations available at the time of determination and other specific objective and subjective factors, including the following factors.

July 22, 2015 Grants

•	The 2015 and 2016 revenue forecasts were consistent with the projections used to determine the July 2015 valuation.

•	Adoption of the Company’s xArray gateway remained below forecasts.

•	The Company was behind plan in hiring key salespeople.

•	There were no significant changes in the business, operations or products that occurred between July 15, 2015 and July 22, 2015.

Based on the factors noted above and the independent valuation, the Board determined that the fair value of the Company’s common stock was $0.69 per share and the Company granted stock options on July 22, 2015 with an exercise price of $0.69 based on this valuation.

October 30, 2015 Grants

•	The 2015 and 2016 revenue forecasts were consistent with the projections used to determine the July 2015 valuation.

•	Adoption of the Company’s xArray gateway continued to remain below forecast due to delays in the availability of the Company’s new Item Intelligence software.

•	While the Company submitted the Registration Statement to the Commission on October 1, 2015, capital market conditions were choppy for technology company IPOs.

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•	The Company completed a debt restructuring resulting in an additional $5.0 million in term loan borrowings and a $5.0 million increase in available revolver borrowings.

•	There were no significant changes in the business, operations or products that occurred between July 22, 2015 and October 30, 2015.

Based on the factors noted above and the independent valuation, the Board determined that the fair value of the Company’s common stock was $0.69 per share and the Company granted stock options on October 30, 2015 with an exercise price of $0.69 based on this valuation.

December 15, 2015 Grants

•	The 2015, 2016 and 2017 revenue forecasts were consistent with the projections used to determine the December 2015 valuation.

•	Capital market conditions for technology company IPOs deteriorated sharply.

•	The Company launched new partner sales solutions with Detego, Needap and inMotion, thereby accelerating sales and increasing end user exposure.

•	There were no significant changes in the business, operations or products that occurred between October 30, 2015 and December 15, 2015.

Based on the factors noted above and the independent valuation, the Board determined that the fair value of the Company’s common stock was $0.69 per share and the Company granted stock options on December 15, 2015 with an exercise price of $0.69 based on this valuation.

January 27, 2016 Grants

•	The 2016 and 2017 revenue forecasts were consistent with the projections used to determine the December 2015 valuation.

•	Capital market conditions were poor for technology company IPOs as no IPOs priced in January 2016, the Russell 2000 was down over 15% since the beginning of the year and U.S. equity markets experienced significant volatility.

•	Although the Company had wafer availability and production capacity commitments from suppliers to meet budgeted demand, the Company experienced demand in excess of plan and there was uncertainty as to whether it could obtain additional commitments if the Company exceeded forecasts.

•	The Company continued to invest strategically in the growth of the Company surpassing total employee headcount of 200 for the first time.

•	There were no significant changes in the business, operations or products that occurred between December 15, 2015 and January 27, 2016.

Based on the factors noted above and the independent valuation, the Board determined that the fair value of the Company’s common stock was $0.69 per share and the Company granted stock options on January 27, 2016 with an exercise price of $0.69 based on this valuation.

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April 13, 2016 Grants

•	The 2016 and 2017 revenue forecasts increased slightly compared to the projections used to determine the December 2015 valuation.

•	The Company maintained a state of readiness for completion of an IPO. However, capital market conditions remained poor for technology company IPOs. Although market indices had recovered and volatility had subsided, at the time of the April grants, the first quarter of 2016 marked the lowest quarter for IPO issuances since the first quarter of 2009, no technology IPOs had been completed since December 2015 and the U.S. active equity funds continued to experience outflows.

•	Sales of Item Encode in the first quarter of 2016 represented the first period of significant software revenue sales.

•	The Company continued to face uncertainty regarding wafer availability at the time of the grants.

•	There were no significant changes in the business, operations or products that occurred between January 27, 2016 and April 13, 2016.

Based on the factors noted above and the independent valuation, the Board determined that the fair value of the Company’s common stock was $0.72 per share and the Company granted stock options on April 13, 2016 with an exercise price of $0.72 based on this valuation.

May 17, 2016 Grants

•	The 2016 and 2017 revenue forecasts continued to increase compared to the projections used to determine the December 2015 valuation.

•	Demand for the Company’s tag ICs continued to demonstrate strength with orders placed through April of 2016 that were two times greater than the same period of 2015; however, certain customers were considering alternatives due to supply constraints.

•	The Company maintained a state of readiness for completion of an IPO. However, capital market conditions for technology company IPOs, although slightly improved, continued to be challenged, with only two technology IPOs completed since the date of the April 2016 grants, one of which priced significantly below its price range traded flat.

•	There were no significant changes in the business, operations or products that occurred between April 13, 2016 and May 17, 2016.

Based on the factors noted above and the independent valuation, the Board determined that the fair value of the Company’s common stock was $0.72 per share and the Company granted stock options on May 17, 2016 with an exercise price of $0.72 based on this valuation.

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Summary

The Company believes the difference between the fair value of its common stock as of May 17, 2016 and the preliminary price range, as recommended by the underwriters, is the result of the following factors:

•	Conversion of Preferred Stock. The holders of the Company’s convertible preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock. In particular, holders of outstanding convertible preferred stock are entitled to receive liquidation preferences prior to payments to holders of common stock in the event of any liquidation, dissolution or winding-up of the Company. In addition, holders of the Company’s outstanding convertible preferred stock are entitled to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock. The holders of convertible preferred stock also have anti-dilution protection under certain circumstances and special voting rights. The anticipated price range to be set forth on the cover of the Company’s preliminary prospectus assumes the conversion of its convertible preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such convertible preferred stock results in an increased common stock valuation.

•	Increased Probability of an IPO and Substantially Enhanced Liquidity and Marketability of the Company’s Stock. The valuation that was used by the Board as part of its determination of the fair value of the Company’s common stock as of May 17, 2016 reflected the illiquidity of the Company’s common stock on that date and the uncertainty of the IPO. The difference between the fair value of the Company’s common stock as of May 17, 2016 and the lower bound of the preliminary price range reflects a discount of approximately 20%. Given the proximity to the completion of the Company’s IPO, the valuation reflected in the anticipated price range to be set forth on the cover of the Company’s preliminary prospectus assumes a successful offering and represents an estimate of the fair value of the unrestricted, freely tradable stock that would be sold in the public market without discounts for illiquidity and lack of marketability.

•	Substantially Enhanced Balance Sheet and Financial Resources. Given the proximity to the completion of the IPO, the valuation reflected in the anticipated price range to be set forth on the cover of the Company’s preliminary prospectus assumes a successful offering. A successful offering provides the Company with (i) proceeds that substantially strengthen the Company’s balance sheet as a result of increased cash, (ii) access to the public company debt and equity markets, and (iii) a ‘currency’ to enable the Company to make strategic acquisitions as the Board may deem appropriate, which are reflected in the valuation reflected in the anticipated price range to be set forth on the cover of the Company’s preliminary prospectus.

•	Different Valuation Methodology. The preliminary price range for the IPO was determined in consultation with the underwriters without reference to the CVM, OPM, PWERM or any other single valuation methodology. The price range is based in large part on the underwriters’ substantial experience and expertise in advising companies on IPOs, their experience in capital markets generally and in establishing a price range for an IPO of a growth-oriented, technology company.

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Conclusion

The Company believes that the fair values for its common stock applicable to each option grant (as proposed in the Response Letter to be retrospectively adjusted for financial reporting purposes for certain periods) are appropriate and demonstrate the efforts of the Board and the Company to consider all relevant factors in determining fair value at each valuation date. The Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the Practice Aid.

Sensitivity Analysis

In addition to the above assessment, the Company performed a sensitivity analysis and evaluated the potential impact to its financial statements had the Company assumed a fair market value per share based upon straight lines drawn from certain reference points. Based upon these points of reference the Company would have determined the following:

Reference Points
	Exercise Prices Per Share			Fair Market Value Per Share 7/1/2015 Closest 409A ($[***]) to Pricing ($[***])
7/22/2015	$	[***	]	$	[***	]
10/30/2015		[***	]		[***	]
12/15/2015		[***	]		[***	]
1/27/2016		[***	]		[***	]
4/13/2016		[***	]		[***	]
5/17/2016		[***	]		[***	]

1st Half 2016 Maximum Incremental Expense					$58,735
Future Periods Potential Incremental Expense
2nd Half 2016				$	[***	]
2017				$	[***	]
2018				$	[***	]
2019				$	[***	]

Total				$	[***	]

[***]	Indicates text has been omitted from this letter pursuant to a confidential treatment request and has been filed separately with the Securities and Exchange Commission.

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Using the above per share fair market values and per share exercise prices the Company calculated a range of potential impacts to total stock based compensation for the first half of 2016, with the maximum incremental expense of approximately $59,000. The Company respectfully submits that this incremental $59,000 is not material to its consolidated financial statements and further that the increases in stock price would not traditionally be a straight line as previously noted. Accordingly, the Company has booked no additional adjustments to stock based compensation.

* * * * *

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Please direct any questions with respect to this letter to the undersigned at (206) 883-2524 or mnordtvedt@wsgr.com. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ S.M. Nordtvedt

Michael Nordtvedt

Enclosures

cc:	Chris Diorio

Evan Fein

Yukio Morikubo

Impinj, Inc.

Patrick J. Schultheis

Jeana S. Kim

Wilson Sonsini Goodrich & Rosati P.C.

Jeffrey R. Vetter

James D. Evans

Ran D. Ben-Tzur

Fenwick & West LLP

Stephen Sommerville

PricewaterhouseCoopers LLP